UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
<u>WASHINGTON, D.C. 20549</u>

FORM 8-K

Current Report Pursuant to
Section 13 Or 15(d) of the Securities Exchange Act of 1934

March 18, 2009
Date of Report (Date of earliest event reported)

Commission File Number 1-6560

THE FAIRCHILD CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware
(State of incorporation or organization)

34-0728587
(I.R.S. Employer Identification No.)

1750 Tysons Boulevard, Suite 1400, McLean, VA 22102
(Address of principal executive offices)

(703) 478-5800
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

FORWARD-LOOKING STATEMENTS:

Certain statements in this filing contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operation and business. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as ''anticipate,'' ''believe,'' ''could,'' ''estimate,'' ''expect,'' ''intend,'' ''may,'' ''plan,'' ''predict,'' ''project,'' ''will'' and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties, including current trend information, projections for deliveries, backlog and other trend estimates that may cause our actual future activities and results of operations to be materially different from those suggested or described in this financial discussion and analysis by management. These risks include: our ability to finance and successfully operate our retail businesses; our ability to accurately predict demand for our products; our ability to receive timely deliveries from vendors; our ability to raise cash to meet seasonal demands; our dependence on the retail and aerospace industries; our ability to maintain customer satisfaction and deliver products of quality; our ability to properly assess our competition; our ability to improve our operations to profitability status; our ability to liquidate non-core assets to meet cash needs; our ability to attract and retain highly qualified executive management; our ability to achieve and execute internal business plans; weather conditions in Europe during peak business season and on weekends; labor disputes; competition; foreign currency fluctuations; worldwide political instability and economic growth; military conflicts, including terrorist activities; infectious diseases; new legislation which may cause us to be required to fund our pension plan earlier than we had expected; and the impact of any economic downturns and inflation.

If one or more of these and other risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this filing, even if new information, future events or other circumstances have made them incorrect or misleading.

ITEM 1.03 BANKRUPTCY OR RECEIVERSHIP

On March 18, 2009, The Fairchild Corporation (the "Company") and sixty-one of its consolidated subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the "Court") for reorganization of its business. The Company will continue to manage its properties and operate its business as a "debtor-in-possession" under the jurisdiction of the Court and in accordance with Title 11 of the United States Bankruptcy Code (the "Bankruptcy Code").

In connection with the filings by the Company and its subsidiaries for protection under the Bankruptcy Code, PNC Bank, National Association ("PNC"), as agent for all of the lenders, and as lender to Banner Aerospace Holding Company I, Inc. and its subsidiaries ("PNC Borrowers"), under both domestic and export-import revolving credit facilities (collectively, the "Current Credit Facilities"), agreed to continue to make loans and advances to the PNC Borrowers in an aggregate amount not to exceed $23,000,000, pursuant to new agreements substantially in the form attached to motions filed with the court (the "DIP Financing Agreements"), on a senior secured, super-priority basis.

The DIP Financing Agreements are intended to provide financing to PNC Borrowers until the consummation of a Section 363 Sale under the Bankruptcy Code, whether to Phoenix Banner, LLC, a Delaware limited liability company, as the stalking horse bidder ("Phoenix Banner") or to the bidder making the highest and best bid pursuant to the auction conducted pursuant to bidding procedures to be approved by the Bankruptcy Court.

Subject to receipt of a Bankruptcy Court order approving the terms and conditions thereof, Phoenix Banner in its capacity as junior lender ("Junior Lender"), has agreed to provide PNC Borrowers and Fairchild Realty ("Borrowers") with a junior debtor-in-possession facility of up to $4,000,000, $3,000,000 of which may be used to allow Borrowers to provide liquidity and support to the ultimate parent of Borrowers, the Company and its debtor subsidiaries other than the Borrowers, to make payments for other purposes as may be agreed to by the Junior Lender and identified in the budget, to make any other payments permitted to be made by the Bankruptcy Code, by orders approving the Junior

DIP Facility or any other order of the Bankruptcy Court to the extent not prohibited by the Junior DIP Facility, or as otherwise consented to by the Junior Lender, subject to the budget (the "Junior DIP Facility"). Security for the Junior DIP Facility includes guaranties by the Company and its debtor subsidiaries other than the Borrowers.

PNC, the Junior Lender and Borrowers will execute an Intercreditor Agreement which shall govern the relationship of the parties with respect to the collateral and the exercise of the respective rights of PNC and the Junior Lender under the DIP Financing Agreements and the Junior DIP Facility, respectively.

ITEM 2.04 TRIGGERING EVENTS THAT ACCELERATE OR INCREASE A DIRECT FINANCIAL OBLIGATION OR AN OBLIGATION UNDER AN OFF-BALANCE SHEET ARRANGEMENT

The filings by the Company and certain of its subsidiaries in the Bankruptcy Court constitute or may constitute a default or an event of default, or trigger certain repayment obligations arising under certain debt obligations of such parties (the "Debt Agreements"). Upon the occurrence of such event, the obligations arising under the Debt Agreements may accelerate and immediately become due and payable. The Company believes that the acceleration of the obligations under the Debt Agreements will be stayed as a result of the filings in the Bankruptcy Court. The principal Debt Agreements affected are:

the Current Credit Facilities, which govern the existing domestic and export-import revolving credit lines used by BAHCI and its subsidiaries;

the Promissory Note and Mortgage, in the amount of $ 10,000,000, dated September 12, 2008 issued by Republic Thunderbolt West, LLC, a subsidiary of the Company, to Acadia Strategic Opportunity Fund III LLC; and

the Promissory Note, Mortgage, and related documents dated July 3, 2008 in connection with a real estate loan in the amount of $ 665,000 issued by Fairchild Realty, LLC, a subsidiary of the Company, to INTRUST Bank, N.A.

[Remainder of page intentionally left blank.]

.

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 24, 2009

THE FAIRCHILD CORPORATION

By: /s/ DONALD E. MILLER
Name: Donald E. Miller
Title: Chief Restructuring
Officer and Secretary